UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36850R204

(CUSIP Number)

January 13, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑    Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36850R204	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS CMS Medical Venture Investment (HK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,501,770
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,501,770

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,770
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% (1)
12.	TYPE OF REPORTING PERSON FI

(1)	The percent of class was calculated based on 72,214,287 shares of Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2022.

CUSIP No. 36850R204	SCHEDULE 13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS China Medical System Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,501,770
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,501,770

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,770
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% (1)
12.	TYPE OF REPORTING PERSON IN

(1)	The percent of class was calculated based on 72,214,287 shares of Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2022.

CUSIP No. 36850R204	SCHEDULE 13G	Page 4 of 6 Pages

Item 1.		Issuer

(a)
Name of Issuer:

Gelesis Holdings, Inc. (the “Issuer”)

(b)
Address of Issuer’s Principal Executive Offices:

501 Boylston Street, Suite 6102 Boston, MA 02116

Item 2.		Filing Person

(a) – (c)
Name of Persons Filing; Address; Citizenship:

(i)       CMS Medical Venture Investment (HK) Limited (“CMS HK”).

(ii)      China Medical System Holdings Limited (“CMS”).

CMS HK is the direct holder of the securities listed in Item 4 below. CMS HK is wholly owned subsidiary of CMS. Each of CMS HK and CMS is deemed to be the beneficial owner with shared dispositive and voting power with respect to the shares of Common Stock held by CMS HK.

CMS HK is organized under the laws of Hong Kong. CMS is organized under the laws of the Cayman Islands. The address of the principal business office of the Reporting Persons is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, Peoples Republic of China.

(d)
Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

36850R204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a) -- (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Ordinary Shares Outstanding
CMS Medical Venture Investment (HK) Limited	4,501,770	—	4,501,770	—	4,501,770	6.2%
China Medical System Holdings Limited	4,501,770	—	4,501,770	—	4,501,770	6.2%

The percent of class was calculated based on 72,214,287 shares of Common Stock outstanding, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2022.

CUSIP No. 36850R204	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.       ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36850R204	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2022

CMS MEDICAL VENTURE INVESTMENT (HK) LIMITED

/s/ Dr. Huaizheng Peng
Name: Dr. Huaizheng Peng Title: Director

CHINA MEDICAL SYSTEM HOLDINGS LIMITED

/s/ Mr. Lam Kong
Name: Mr. Lam Kong Title: Chief Executive